SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2022

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒         Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐         No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______ )

Table of contents

•	Eni: Eni’s Board of Directors - Approval of 2022 first tranche of dividend: € 0.22 per share;
•	Eni: results for the second quarter and half year 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate
Secretary’s Staff Office

Date: July 29, 2022

Eni’s Board of Directors

Approval of 2022 first tranche of dividend: € 0.22 per share

Rome, 28 July 2022 – Eni’s Board of Directors, chaired by Lucia Calvosa, today resolved to distribute to Shareholders the first of the four tranches of the dividend 2022 from Eni S.p.A. available reserves1 for the fiscal year 2022 of € 0.22 (compared to a total annual dividend of € 0,88) per share outstanding at the ex-dividend date as of 19 September 20222, payable on 21 September 20223, as announced on 18 March 2022 with the Capital Market Day and resolved by the Shareholders’ Meeting of 11 May 2022.

Holders of ADRs, outstanding at the record date of 20 September 2022, will receive € 0.44 per ADR, payable on 7 October 20224, with each ADR listed on the New York Stock Exchange representing two Eni shares.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

1 Coupon No. 39

2 Depending on the recipient’s fiscal status dividends are subject to a withholding tax or are treated in part as taxable income.

3 Pursuant to article 83-terdecies of the Italian Legislative Decree no. 58 of February 24, 1998, the right to receive the interim dividend is determined with reference to the entries on the books of the intermediary – as set out in art. 83-quater, paragraph 3 of the Italian Legislative Decree no. 58 of February 24, 1998 – at the end of the accounting day of the September 20, 2022 (record date).

4On ADR payment date, Citibank, N.A. will pay Eni S.p.A.’s dividend net of the amount of the withholding tax under Italian law applicable to all Depository Trust Company Participants.

Registered Head Office, Piazzale Enrico Mattei, 1 00144 Roma Tel. +39 06598.21 www.eni.com

San Donato Milanese

July 29, 2022

Eni: results for the second quarter and half year 2022

Key operating and financial results

IQ			IIQ			IH
2022			2022	2021	% Ch.	2022	2021	% Ch.
101.4	Brent dated	$/bbl	113.78	68.83	65	107.59	64.86	66
1.122	Average EUR/USD exchange rate		1.065	1.206	(12)	1.093	1.205	(9)
1,043	Spot Gas price at Italian PSV	€/kcm	1,032	264	291	1,037	231	349
(0.9)	Standard Eni Refining Margin (SERM)	$/bbl	17.2	(0.4)	..	8.2	(0.5)	..
1,654	Hydrocarbon production	kboe/d	1,578	1,597	(1)	1,616	1,650	(2)
5,191	Adjusted operating profit (loss) ⁽ᵃ⁾	€ million	5,841	2,045	186	11,032	3,366	228
4,381	E&P		4,867	1,841	164	9,248	3,219	187
931	Global Gas & LNG Portfolio (GGP)		(14)	24	..	917	(6)	..
(91)	R&M and Chemicals		1,104	190	481	1,013	70	..
185	Plenitude & Power		140	108	30	325	310	5
3,270	Adjusted net profit (loss) ⁽ᵃ⁾		3,808	929	..	7,078	1,199	..
0.91	per share - diluted (€)		1.07	0.25		1.98	0.32
3,583	Net profit (loss) ⁽ᵇ⁾		3,815	247		7,398	1,103	..
1.00	per share - diluted (€)		1.07	0.06		2.07	0.30
5,606	Cash flow from operations before changes in working capital at replacement cost ⁽ᵃ⁾		5,191	2,797	86	10,797	4,757	127
3,098	Net cash from operations		4,183	2,717	54	7,281	4,093	78
1,617	Net capital expenditure ⁽ᵇ⁾		1,822	1,517	20	3,439	2,904	18
8,623	Net borrowings before lease liabilities ex IFRS 16		7,872	10,040	(22)	7,872	10,040	(22)
47,466	Shareholders' equity including non-controlling interest		52,012	40,580	28	52,012	40,580	28
0.18	Leverage before lease liabilities ex IFRS 16		0.15	0.25		0.15	0.25

(a) Non-GAAP measure. For further information see the paragraph "Non-GAAP measures".

(b) Net of expenditures relating to business combinations, purchase of minority interests and other non-organic items.

Eni's Board of Directors, chaired by Lucia Calvosa, yesterday approved the unaudited consolidated results for the second quarter and first half 2022. Eni CEO Claudio Descalzi said:

“Amid uncertainty and volatility in markets we moved fast to secure new energy supplies. After new gas agreements with our partners in Algeria, Congo and Egypt earlier in the year, in June Eni entered the North Field East venture in Qatar, part of the world’s largest LNG project. In East Africa, gas production started from the Eni’s operated Coral South FLNG, the first development of Mozambique’s large potential. In Italy, we have invested to rebuild gas storage ahead of winter and our refineries raised their processing rates significantly to ensure oil products are available for the market.

While maximizing our efforts on energy security, we continue to execute our decarbonisation strategy. In Plenitude the build-up of our renewable generation capacity progresses towards over 2 GW by year end; given market condition, the IPO has been postponed but remains our intention. Our Sustainable Mobility business will enhance the value of our biorefineries, vertically integrating with our innovative agri-business and portfolio of decarbonized solutions. Development of breakthrough technology is at our core and the construction of the magnetic fusion demonstration plant is well underway, aiming at producing net energy by 2025.

Financial delivery is underpinned by our continued efforts on efficiency and cost control. The Group adjusted EBIT for the quarter was €5.8 billion driven by E&P and R&M and adjusted net income was €3.8 billion. With an adjusted cash flow of €10.8 billion we are able to cover our organic capex of €3.4 billion, and our distribution policy for the full year. Based on these robust results and our updated market outlook, we are enhancing shareholders’ distribution by raising the 2022 share buyback to €2.4 billion.”

Financial highlights of the second quarter of 2022

•	Group adjusted EBIT in the second quarter 2022 was €5.84 billion, up 13% q-o-q and more than doubling y-o-y driven by the favorable commodity price environment, strong refining margins and the focus on cost management and business operating performance.

•	E&P delivered €4.87 billion of adjusted EBIT in the second quarter 2022, up by 11% q-o-q and more than doubling y-o-y, fully capturing the improved scenario. Production in the quarter was 1.58 million boe/d down 1% y-o-y and slightly decreasing from the previous quarter due to primarily force majeure events in Libya, Nigeria and Kazakhstan.

•	After a strong first quarter thanks to the LNG business and portfolio flexibility, GGP was at break-even in the second quarter, reflecting normal seasonal patterns in profitability.

•	R&M performed very well, achieving adjusted EBIT of €979 million driven by strong refining margins but outperforming thanks to higher utilization, output optimization, efficiency measures to address utilities costs, and despite the higher expenses required to replace Russian crudes in our refinery slate.

•	Despite the rising prices of oil-based feedstock and higher utilities costs driven by natural gas prices, the chemicals business managed by Versalis reported a positive result of €125 million in the second quarter, reversing the €115 million loss of the first quarter 2022, thanks to efficiency initiatives and the optimization of production volumes.

•	Plenitude (including the retail, renewables & electric mobility businesses) reported second quarter adjusted EBIT of €112 million (+58% y-o-y) driven by a ramp-up in produced volumes of renewable electricity, higher wholesale prices and effective customer base management, confirming the resilience of our integrated business model.

The legacy business of natural gas-fired power and steam production reported a lower adjusted EBIT compared to the second quarter 2021 (down 24%) due to a less favorable scenario, partly offset by higher revenues on services (capacity market and dispatching). At the end of July, the divestment of a 49% stake of the business to a minority shareholder was closed with net proceeds to Eni of €0.55 billion.

•	Group adjusted net profit in the second quarter was €3.81 billion (€7.08 billion in the first half 2022), an improvement of €2.9 billion y-o-y (€5.9 billion increase in the first half) reflecting this strong EBIT result and further helped by the performance of our equity-accounted entities and a lower tax rate (quarter on quarter tax rate was essentially in line). The year over year reduction in the tax rate mainly relates to an improvement in the geographical mix of pre-tax profits and scenario-related effects in E&P, as well as in Italy better profitability in the lower taxed downstream, and also for the first half midstream.

•	In the second quarter 2022, the Group adjusted cash flow before working capital at replacement cost was €5.19 billion. In the first half of 2022, it reached €10.80 billion, more than doubling y-o-y. After funding first half organic capex of €3.44 billion, +18% y-o-y due to a stronger US dollar and planned post lockdown activity, and working capital needs, the Group realised an organic FCF of about €5 billion.

•	Dividend distribution: in May Eni paid its final 2021 dividend of €0.43 per share, amounting to €1.52 billion. The first quarterly instalment of 2022 dividend of €0.22 per share will be paid in September 2022.

•	Buy-back program: based on the authorization granted by the Shareholders Meeting on May 11, 2022, the Board of Directors approved a new share purchase program to be executed through April 2023, providing for a minimum outlay of €1.1 billion and a possible upside up to €2.5 billion depending on trends in the scenario.

•	The 2022 buy-back program commenced at the end of May and through July 22, 2022, 29.4 million shares have been purchased for a cash outlay of €355 million. Following the Board’s revised outlook for the Brent crude oil prices, now expected at 105 $/bbl average for the full year 2022 and reflecting the effects of the stronger US dollar plus broader strength in the Group’s cash flows the buy-back commitment has been raised by €1.3 billion to €2.4 billion.

•	Net borrowing ex IFRS 16 as of June 30, 2022, was €7.9 billion down by €1.1 billion compared to December 31, 2021, and the Group leverage stood at 0.15 versus 0.20 as of December 31, 2021.

Main business developments

Strengthening the natural gas portfolio

•	Secured alternative sources of gas supply to Italy and Europe by leveraging Eni’s strong strategic alliances, accelerating a key component of Eni’s long-term strategy, where equity gas will progressively play a major role.

•	New supply agreements with Algeria, Egypt and Congo were signed and additional opportunities may also arise in other countries in our global gas portfolio: including Libya, Angola, Mozambique, Indonesia and Italy.

•	The initiatives are designed to deliver up to an equivalent of 100% of Russia’s 20 billion cubic meters of annual gas import to the Italian market secured by 2025.

•	In June, Eni entered in the Qatar’s North Field East project, the world’s largest LNG project, expanding its presence in the Middle East and gaining access to a leading LNG producer country.

Exploration & Production

•	In the first half of 2022 added about 300 million boe of new resources to reserve base. Main discoveries were made close to existing assets and facilities as part of our fast-track development model: in Algeria, near to the Bir Rebaa North field complex and in the Berkine North basin, in Angola Block 15/06 in particular with the incremental result of the appraisal well Ndungu-2, and in Abu Dhabi with the well XF-002. In addition, findings in the Meleiha concessions, in Egypt’s Western Desert, have already been tied to existing production facilities.

•	Appraisal of the Baleine discovery with the well Baleine East-1X in Block CI-802, increasing the potential mineral resources of the area to around 2.5 bbbl and 3.3 Tcf of associated gas in place. The well has been successfully tested, allowing the optimization of ongoing and future development plans.

•	Start-up in Angola: the Ndungu field started production by hooking it up to the Ngoma Floating Production Storage and Offloading (FPSO) located in the operated Block 15/06.

•	In July, reached the final investment decision (FID) by New Gas Consortium (Eni 25.6%, operator) for the development of the Quiluma and Maboqueiro fields in Angola. The project, the first non-associated gas development in the country, is planned to start-up in 2026 with an expected production plateau at 330 mmcf/d.

•	In July, signed with Sonatrach, Oxy and TotalEnergies a new Production Sharing Contract (PSC) for blocks 404 and 208 located in the Berkine basin in Algeria. This will allow to boost investments, increasing the fields’ reserves while enabling future valorization of associated gas, available for export, further contributing to the diversification of gas supplies to Europe.

•	In July, completed the construction of an oilseed collection and pressing plant (agri-hub) in Makueni, Kenya and started the production of the first vegetable oil for bio-refineries. The first agri-hub will have an installed capacity of 15,000 tons with an expected production of 2,500 tons in 2022.

•	In June, started the commissioning of the Coral Sul Floating Liquefied Natural Gas (FLNG) vessel, offshore Mozambique, by safely achieving the introduction of natural gas from the Coral South reservoir into the treatment plant. First LNG cargo is scheduled for the second half of 2022.

•	In May, Solenova, a venture equally owned by Eni and the Angolan national oil company Sonangol, commenced construction of the Country’s first photovoltaic project in Caraculo, with a targeted generation capacity of 50 MW, being the first phase of 25 MW.

•	In May, signed with Sonatrach a MoU to evaluate viability of a green hydrogen project at the Bir Rebaa North concession, to enable decarbonizing the operations of the gas complex.

Refining & Marketing and Chemicals

•	In July, Versalis, Eni's chemical company, agreed terms with Forever Plast to acquire a license to build a mechanical recycling unit for post-consumer plastics from waste, capable of manufacturing 50 ktonnes/year of recycled polymer compounds. The expected start-up is in 2024 and the plant will be located in Porto Marghera contributing to the progressive transformation of industrial hub.

•	In June, Versalis started recycling plastics from used industrial packaging. The project has successfully tested sacks made at 50% with recycled materials for the packaging and shipping of polyethylene products. The new product will be deployed at all Versalis industrial hubs.

•	In June, the first Eni-branded hydrogen refuelling station was inaugurated in Venice Mestre. The station is equipped with two dispensing points with a capacity of over 100 kg/day, where vehicles or buses could be filled in about 5 minutes.

•	In May, Enjoy, Eni's car sharing service, introduced in the City of Turin the first 100 new XEV YOYO city cars among its fleet. The XEV YOYO is a fully electric city car designed for battery swapping, which can be done in just a few minutes.

•	In April, signed a cooperation agreement with Iveco to develop a sustainable mobility platform for commercial fleets by offering innovative vehicles powered by biofuels and other sustainable energy vectors, as well as the related supply infrastructure.

•	In April, signed an agreement with the Chinese Shandong Eco Chemical Co. Ltd. to license Versalis proprietary continuous mass technology to manufacture styrenic polymers with a low-carbon footprint.

Plenitude and Power

•	In July, Plenitude and HitecVision reached a deal to boost the joint venture Vårgrønn in Norway to become a material full cycle offshore wind player. Plenitude will contribute to the venture a 20% interest in the Dogger Bank offshore wind project in the UK, with HitecVision increasing its ownership share from 30.4% to 35% through a cash injection.

•	In May, signed an agreement with Ansaldo Energia to evaluate technologies for storing electricity, as an alternative to electrochemical batteries. Those technologies will be implemented in synergy at Eni’s industrial hubs in Italy, leveraging existing power generation and consumption systems.

•	In April, Plenitude announced an investment in EnerOcean S.L., a Spanish developer of the W2Power technology for floating wind power. The agreement is structured as a long-term partnership focused on the deployment of the W2Power technology as a lead solution for floating wind power developments worldwide. Plenitude will contribute with capital and expertise to the EnerOcean development program and initially retain a 25% equity share in EnerOcean S.L., which will continue to operate independently.

•	In April, GreenIT, a joint venture between Plenitude and the Italian agency CDP Equity, signed an agreement with the equity fund Copenhagen Infrastructure Partners (CIP) to build and operate two floating offshore wind farms in Sicily and Sardinia, with an expected total capacity of approximately 750 MW.

Decarbonization & Sustainability

•	In July, signed a new €6 billion five-year Sustainability-Linked revolving credit line, linked to two targets of Eni "Sustainability-Linked Financing Framework" updated in May 2022. The new facility will increase the Group financial flexibility, further strengthening its solid liquidity position, and is consistent with Eni's goal of fully integrating its financing with its decarbonization strategy.

•	In July, Eni was awarded the Energy Intelligence’s Energy Innovation Award, in recognition of its preparedness for the energy transition and acceleration in low-carbon investments. Eni was ranked strongly in terms of emissions reduction targets, portfolio resilience and transformation of its business model.

•	In June, Eni strengthened the collaboration with the United Nations Industrial Development Organization (UNIDO) to pursue joint initiatives in the fields of green hydrogen, renewables, energy efficiency, technical education, youth employment and the agricultural value chain, particularly in Africa, as part of Eni’s commitment to develop the UN’s SDG.

•	In June, an Eni-led sustainable initiative was launched in the Ivory Coast involving distribution of improved cookstoves to vulnerable households. It is estimated that more than three hundred thousand people from the Region of Gbêkê, will benefit from the projects, which aims at delivering one hundred thousand cookstoves over a period of 6 years.

Outlook 2022

The Company is issuing the following updated operational and financial guidance for the FY ’22 based on information available to date, management’s judgement of potential risks and uncertainties and assuming no additional material disruptions to Russian gas flow:

•	E&P: Hydrocarbon production is expected at 1.67 million boe/d, in line with previous guidance of 1.7 million boe/d adjusted for force majeure effects and at the Company’s updated price deck of 105 $/bbl.

•	E&P: Around 700 million boe of new exploration resources are expected to be discovered in 2022, up from 600 million boe previously guided.

•	GGP: Reaffirmed guidance of adjusted EBIT of at least €1.2 billion. Second half EBIT is expected to be concentrated in the fourth quarter.

•	Plenitude & Power: Reaffirmed Plenitude’s EBITDA guidance, expected to be higher than €0.6 billion. We also confirm our guidance of more than 2 GW of installed renewable generation capacity by year-end.

•	Downstream: Adjusted EBIT (R&M with ADNOC pro-forma and Versalis) is raised to the range of €1.8- 2 billion vs previous guidance of just positive territory, assuming a SERM of 6 $/bbl in the second half of 2022.

•	Our main price sensitivities foresee a variation of €130 million in free cash flow for each one-dollar change in the price of Brent crude oil and around €700 million for a 5 USD/cent movement in the USD/EUR cross rate vs our new assumption of 1.08 USD/EUR for 2022 and considering 105 $/bbl Brent price.

•	Adjusted cash flow before working capital at replacement cost is now expected to be €20 billion at 105 $/bbl, vs our previous guidance of €16 billion at 90 $/bbl.

•	Organic capex is seen at €8.3 billion, in line with previous guidance of €7.7 billion adjusting for EUR/USD exchange rate updated assumption.

•	Cash neutrality on a normalized basis is expected at a Brent price of around 40 $/bbl, reflecting current strong underlying performance and cost management across our businesses.

•	2022 leverage ante IFRS 16 is seen at 0.13 at our price assumption.

Business segments operating results

Exploration & Production

Production and prices

IQ			IIQ			IH
2022			2022	2021	% Ch.	2022	2021	% Ch.
	Production
780	Liquids	kbbl/d	740	779	(5)	760	797	(5)
4,638	Natural gas	mmcf/d	4,447	4,339	2	4,542	4,531	1
1,654	Hydrocarbons	kboe/d	1,578	1,597	(1)	1,616	1,650	(2)
	Average realizations
93.86	Liquids	$/bbl	104.99	63.76	65	99.54	60.56	64
10.69	Natural gas	$/kcf	9.13	4.95	84	9.92	4.75	109
75.47	Hydrocarbons	$/boe	78.03	45.94	70	76.75	43.36	77

•	In the second quarter of 2022, hydrocarbon production averaged 1.58 million boe/d (1.62 million boe/d in the first half of 2022), down 1% compared to the second quarter of 2021 (down 2% compared to the first half of 2021). The decrease was due to unplanned outages, such as force majeure at the CPC export pipeline affecting our volumes in Kazakhstan, plant shutdowns in Libya due to a resumption of internal clashes, and rising sabotage and oil thefts in Nigeria. Net of those events, price effects and the progressive easing of OPEC+ production quotas (particularly in the United Arab Emirates), production increased by 1% year-on-year (essentially unchanged compared to the first half of 2021). Production was supported by ramp-ups in Indonesia, in a context of strong global demand for LNG, as well as by higher activity levels in Algeria and Angola, while Italy and the UK benefitted from a lower maintenance activity compared to 2021.

•	Liquid production was 740 kbbl/d in the quarter, down 5% year-on-year (down 5% compared to the first half of 2021). The reduction in Kazakhstan, Nigeria and Libya was partly offset by production growth in Angola, Algeria and Italy as well as the progressive easing of OPEC+ production quotas.

•	Natural gas production was 4,447 mmcf/d in the quarter, up 2% year-on-year (up 1% compared to the first half of 2021). Production ramp-ups in Indonesia and higher production in Algeria, the UK and Italy were partly offset by reductions in Libya and Nigeria.

Results

IQ		IIQ			IH
2022	(€ million)	2022	2021	% Ch.	2022	2021	% Ch.
4,344	Operating profit (loss)	4,779	2,269	..	9,123	3,665	..
37	Exclusion of special items	88	(428)		125	(446)
4,381	Adjusted operating profit (loss)	4,867	1,841	164	9,248	3,219	187
(103)	Net finance (expense) income	(12)	(97)		(115)	(193)
379	Net income (expense) from investments	505	129		884	219
235	of which: - Vår Energi	220	81		455	143
(1,737)	Income taxes	(2,132)	(831)		(3,869)	(1,473)
2,920	Adjusted net profit (loss)	3,228	1,042	..	6,148	1,772	..
	Results also include:
68	Exploration expenses:	92	91	1	160	132	21
46	- prospecting, geological and geophysical expenses	59	63		105	102
22	- write-off of unsuccessful wells	33	28		55	30
1,080	Capital expenditure	1,489	950	57	2,569	1,806	42

•	In the second quarter of 2022, Exploration & Production continued on a strong uptrend with adjusted operating profit of €4,867 million, a 164% increase compared to the same period of 2021, driven by an ongoing recovery in the oil scenario and a tight worldwide market for natural gas, as well as by cost discipline. Against this backdrop, Eni’s realized prices of liquids increased by 65%, whereas natural gas realized prices increased by 84% compared to the same period of 2021. In the first half of 2022 adjusted operating profit was €9,248 million, up 187% compared to the first half of 2021, due to the same drivers as for the second quarter.

•	In the second quarter of 2022, the segment reported an adjusted net profit of €3,228 million, an increase of about €2.2 billion compared to the second quarter of 2021 (€6,148 million in the first half of 2022, an increase of €4,376 million compared to the same period of 2021) helped by a robust performance of the equity-accounted entities Vår Energi (up €139 million) and Angola LNG, as well as a lower tax rate (down 5 and 7 percentage points compared to the second quarter and the first half of 2021, respectively). The lower tax rate is related to scenario effects and a more favorable geographic profit mix reflecting a higher share of taxable income earned in countries with more favourable statutory tax rates.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Global Gas & LNG Portfolio

Sales

IQ			IIQ			IH
2022			2022	2021	% Ch.	2022	2021	% Ch.
1,043	Spot Gas price at Italian PSV	€/kcm	1,032	264	291	1,037	231	349
1,018	TTF		1,011	262	285	1,014	229	342
26	Spread PSV vs. TTF		20	1	..	23	2	..
	Natural gas sales	bcm
9.45	Italy		6.83	9.07	(25)	16.28	17.73	(8)
7.93	Rest of Europe		5.98	6.31	(5)	13.91	13.90	0
0.46	of which: Importers in Italy		0.64	0.65	(2)	1.10	1.45	(24)
7.47	European markets		5.34	5.66	(6)	12.81	12.45	3
0.88	Rest of World		0.57	1.57	(64)	1.45	2.80	(48)
18.26	Worldwide gas sales ⁽*⁾		13.38	16.95	(21)	31.64	34.43	(8)
2.8	of which: LNG sales		2.4	3.0	(20)	5.2	5.2

(*) Data include intercompany sales.

•	In the second quarter of 2022, natural gas sales of 13.38 bcm decreased by 21% compared to the same period of 2021, due to the lower gas volumes marketed in Italy, particularly at the spot market and in the wholesale segment, and in the European markets, mainly in France. Also, worldwide LNG sales decreased compared to the second quarter of 2021. These negatives were partly offset by higher gas volumes marketed in Germany. In the first half of 2022, natural gas sales amounted to 31.64 bcm, down 8% vs the same period of 2021, due to the same drivers as for the quarter.

Results

IQ		IIQ			IH
2022	(€ million)	2022	2021	% Ch.	2022	2021	% Ch.
(977)	Operating profit (loss)	(1,083)	(311)	..	(2,060)	(240)	..
1,908	Exclusion of special items	1,069	335		2,977	234
931	Adjusted operating profit (loss)	(14)	24	(158)	917	(6)	..
(5)	Net finance (expense) income	(15)	(1)		(20)	(4)
1	Net income (expense) from investments	1	1		2	(2)
(271)	Income taxes	(30)	(17)		(301)	(11)
656	Adjusted net profit (loss)	(58)	7	..	598	(23)	..
3	Capital expenditure	6	15	(60)	9	15	(40)

•	In the second quarter of 2022, the Global Gas & LNG Portfolio segment reported an adjusted operating loss of €14 million in line with normal seasonality patterns. In the first half of 2022, adjusted operating profit was €917 million, an improvement from the same period of 2021, mainly due to the strong pricing environment and margin optimization leveraging on the flexibility of the natural gas supply portfolio in inventory management and the diversified price indexation.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Refining & Marketing and Chemicals

Production and sales

IQ			IIQ			IH
2022			2022	2021	% Ch.	2022	2021	% Ch.
(0.9)	Standard Eni Refining Margin (SERM)	$/bbl	17.2	(0.4)	..	8.2	(0.5)	..
3.50	Throughputs in Italy	mmtonnes	4.63	4.00	16	8.13	7.85	4
2.57	Throughputs in the rest of World		2.78	2.75	1	5.35	5.30	1
6.07	Total throughputs		7.41	6.75	10	13.48	13.15	3
70	Average refineries utilization rate	%	90	73		80	72
91	Bio throughputs	ktonnes	144	145	(1)	235	303	(22)
36	Average bio refineries utilization rate	%	57	57		47	60
	Marketing
1.68	Retail sales in Europe	mmtonnes	1.87	1.79	4	3.55	3.26	9
1.20	Retail sales in Italy		1.35	1.27	6	2.55	2.31	10
0.48	Retail sales in the rest of Europe		0.52	0.52		1.00	0.95	5
22.0	Retail market share in Italy	%	21.7	22.3		21.8	22.4
1.87	Wholesale sales in Europe	mmtonnes	2.24	2.00	12	4.11	3.72	11
1.32	Wholesale sales in Italy		1.60	1.46	10	2.92	2.75	6
0.55	Wholesale sales in the rest of Europe		0.64	0.54	19	1.19	0.97	23
	Chemicals
1.13	Sales of chemical products	mmtonnes	1.07	1.14	(6)	2.20	2.32	(5)
70	Average plant utilization rate	%	69	65		69	69

•	In the second quarter of 2022, the Standard Eni Refining Margin recorded an exceptional level, setting an average of 17.2 $/barrel (8.2 $/barrel in the first half of 2022) vs. negative values reported in the previous quarter and in the same period of 2021. Growing demand for gasoline, jet fuel and gasoil has materialized from the second half of March 2022 due to the restart of economic activity against a backdrop of limited supply, particularly of gasoil, owing to bottlenecks and capacity constrains across the industry, resulting in very strong products crack spreads.

•	In the second quarter of 2022, throughputs on own accounts at Eni’s refineries in Italy were 4.63 mmtonnes, 16% higher than in the second quarter 2021 due to a favorable refining scenario, with the main increases recorded at Milazzo, Sannazzaro and Taranto refineries (in the first half of 2022 throughputs increased by 4%). Throughputs in the rest of world increased by 1% in both 2022 reporting periods compared to 2021, thanks to higher volumes processed in Germany.

•	In the second quarter of 2022, bio throughputs were 144 ktonnes, barely changed compared to the same period of 2021, impacted by lower volumes processed at the Gela biorefinery following a shutdown that occurred in the first months of the year, offset by higher volumes at the Venice biorefinery. In the first half of 2022, bio throughputs decreased by 22% compared to the same period of 2021.

•	In the second quarter of 2022, retail sales in Italy were 1.35 mmtonnes, up 6% year-on-year due to higher volumes of gasoil, gasoline and LPG following the restarting of economic activities and travel. In the first half of 2022, retail sales amounted to 2.55 mmtonnes, up 10% vs. the first half of 2021. The market share in the second quarter 2022 was 21.7% (22.3% in the second quarter 2021).

•	In the second quarter of 2022, wholesale sales in Italy were 1.60 mmtonnes, up 10% compared to the same period in 2021, driven by higher sales in the jet fuel segment. Positive performance was also recorded in the first half of 2022 at 2.92 mmtonnes: up 6% vs. the first half of 2021.

•	Sales of chemical products were 1.07 mmtonnes in the second quarter of 2022, down 6% compared to the same period in 2021, due to lower chemicals and raw materials availability and the unfavorable scenario mainly in the polyethylene segment. In the first half of 2022, sales amounted to 2.20 mmtonnes, down 5% vs. the first half of 2021.

•	In the second quarter of 2022 cracker, elastomers and styrenics margins improved supported by higher prices due to demand recovery and lower imports and in the elastomer segment following higher demand in the tyre segment. Margin in the polyethylene segments reported a sharp decreased compared to the second quarter of 2021.

Results

IQ		IIQ			IH
2022	(€ million)	2022	2021	% Ch.	2022	2021	% Ch.
662	Operating profit (loss)	1,617	(424)	..	2,279	(115)	..
(763)	Exclusion of inventory holding (gains) losses	(625)	(350)		(1,388)	(832)
10	Exclusion of special items	112	964		122	1,017
(91)	Adjusted operating profit (loss)	1,104	190	..	1,013	70	..
24	- Refining & Marketing	979	(12)	..	1,003	(171)	..
(115)	- Chemicals	125	202	(38)	10	241	(96)
(10)	Net finance (expense) income	(19)	2		(29)	(10)
52	Net income (expense) from investments	166	(2)		218	(33)
45	of which: ADNOC R&GT	151	(14)		196	(49)
(5)	Income taxes	(319)	(35)		(324)	(3)
(54)	Adjusted net profit (loss)	932	155	..	878	24	..
92	Capital expenditure	139	206	(33)	231	333	(31)

•	In the second quarter of 2022, the Refining & Marketing business achieved an adjusted operating profit of €979 million, a significant improvement compared to a loss in same period of 2021 (€1,003 million in the first half of 2022, compared to loss of €171 million in the first half 2021). The performance was driven by materially higher refining margins, which the business was able to fully capture by ensuring high levels of plant availability. Results also benefitted from optimization measures and initiatives to reduce energy costs of industrial processes by replacing gas with cheaper alternatives. The marketing business reported better results due to higher sales volumes benefitting from the reopening of the economy and increased mobility.

•	The Chemicals business, managed by Versalis, in the second quarter of 2022, reported an adjusted operating profit of €125 million, down €77 million compared to the second quarter of 2021 mainly due to a strong increase in the cost of oil-based feedstock and higher plant utilities expenses indexed to the price of natural gas. These were partly offset by optimization measures intended to reduce natural gas consumption and steady margins of polymers. In the first half of 2022, the adjusted operating result was a profit of €10 million, compared to a profit of €241 million reported in the first half of 2021, reflecting unusual market conditions in the first part of 2021.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Plenitude & Power

Production and sales

IQ			IIQ			IH
2022			2022	2021	% Ch.	2022	2021	% Ch.
	Plenitude
3.42	Retail and business gas sales	bcm	0.95	1.08	(12)	4.37	4.60	(5)
5.10	Retail and business power sales to end customers	TWh	4.49	3.88	16	9.58	7.53	27
10.07	Retail/business customers	mln pod	9.95	9.95	0	9.95	9.95	0
557	Energy production from renewable sources	GWh	662	144	360	1,220	264	362
1,397	Installed capacity from renewables at period end	MW	1,524	359	325	1,524	359	325
57	of which: - photovoltaic	%	57	74		57	74
42	- wind		42	24		42	24
1	- installed storage capacity		1	2		1	2
	Power
5.73	Power sales in the open market	TWh	5.61	6.55	(14)	11.34	12.97	(13)
6.07	Thermoelectric production		4.99	5.08	(2)	11.06	10.20	8

•	Retail and business gas sales amounted to 0.95 bcm in the second quarter of 2022, decreasing by 12% compared to the same period in 2021 mainly due to lower gas volumes marketed outside Italy particularly in France. In Italy retail and business gas sales were substantially unchanged vs. the comparative period. In the first half of 2022 sales amounted to 4.37 bcm, down by 5% due to the same drivers as for the second quarter.

•	Retail and business power sales to end customers were 4.49 TWh in the second quarter of 2022, up 16% and benefitting from the growth of activities in Italy as well as from the acquisition of Aldro Energía (9.58 TWh in the first half of 2022, up 27% from the same period in 2021).

•	Energy production from renewable sources amounted to 662 GWh in the second quarter of 2022, an almost five-fold increase year-on-year, mainly thanks to the contribution from the acquired assets in operation.

•	As of June 30, 2022, the installed capacity from renewables was 1.5 GW. Capacity increased by 0.4 GW from December 31, 2021, mainly due to the acquisition of Corazon photovoltaic plant in the USA, the installation of the first plant of the Brazoria photovoltaic project (68 MW) in the USA, as well as the acquisition of Fortore Energia wind farm in Italy.

•	Power sales in the open market were 5.61 TWh in the second quarter of 2022, down 14% year-on-year mainly due to lower volumes marketed to power exchange (11.34 TWh in the first half of 2022, representing a reduction of 13% compared to the same period in 2021).

Results

IQ		IIQ			IH
2022	(€ million)	2022	2021	% Ch.	2022	2021	% Ch.
1,594	Operating profit (loss)	1,019	598	..	2,613	828	..
(1,409)	Exclusion of special items	(879)	(490)		(2,288)	(518)
185	Adjusted operating profit (loss)	140	108	30	325	310	5
139	- Plenitude	112	71	58	251	247	2
46	- Power	28	37	(24)	74	63	17
(3)	Net finance (expense) income	(4)	(1)		(7)	(1)
(2)	Net income (expense) from investments		(3)		(2)	3
(61)	Income taxes	(41)	(34)		(102)	(89)
119	Adjusted net profit (loss)	95	70	36	214	223	(4)
141	Capital expenditure	181	76	138	322	160	101

•	In the second quarter of 2022, Plenitude reported an adjusted operating profit of €112 million, an increase of €41 million compared to the same period in 2021, due to a ramp-up in produced volumes of renewable electricity and higher wholesale prices, as well as effective customer base management, partly offset by a negative trading environment, adverse regulatory effects. In the first half of 2022, adjusted operating result was €251 million barely unchanged from the same period in 2021 due to the same drivers as for the second quarter.

•	The Power generation business from gas-fired plants in the second quarter of 2022, reported an adjusted operating profit of €28 million, down 24% compared to the same period in 2021, mainly due to lower power sales in the open market. In the first half of 2022, adjusted operating result was €74 million, up €11 million compared to the first half of 2021.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Group results

IQ		IIQ			IH
2022	(€ million)	2022	2021	% Ch.	2022	2021	% Ch.
32,129	Sales from operations	31,556	16,294	94	63,685	30,788	107
5,352	Operating profit (loss)	5,970	1,995	..	11,322	3,857	..
(713)	Exclusion of inventory holding (gains) losses	(638)	(351)		(1,351)	(815)
552	Exclusion of special items ⁽ᵃ⁾	509	401		1,061	324
5,191	Adjusted operating profit (loss)	5,841	2,045	186	11,032	3,366	228
	Breakdown by segment:
4,381	Exploration & Production	4,867	1,841	164	9,248	3,219	187
931	GGP	(14)	24	..	917	(6)	..
(91)	Refining & Marketing and Chemicals	1,104	190	481	1,013	70	..
185	Plenitude & Power	140	108	30	325	310	5
(174)	Corporate and other activities	(120)	(111)	(8)	(294)	(257)	(14)
(41)	Impact of unrealized intragroup profit elimination and other consolidation adjustments	(136)	(7)		(177)	30

3,583	Net profit (loss) attributable to Eni's shareholders	3,815	247	..	7,398	1,103	..
(507)	Exclusion of inventory holding (gains) losses	(455)	(252)		(962)	(581)
194	Exclusion of special items ⁽ᵃ⁾	448	934		642	677
3,270	Adjusted net profit (loss) attributable to Eni's shareholders	3,808	929	..	7,078	1,199	..

(a) For further information see table "Breakdown of special items".

Adjusted results

•	In the second quarter of 2022, the Group reported an adjusted operating profit of €5,841 million, more than doubling the second quarter of 2021 (up €3,796 million) due to strengthening hydrocarbon prices, supported by better fundamentals and a tight natural gas market, and materially higher refining margins. These positive trends boosted the E&P performance (up €3,026 million compared to the second quarter of 2021) and the R&M business which earned almost €1 billion of operating profit vs losses in the comparative periods. In the first half of 2022, the Group reported an adjusted operating profit of €11,032 million, an improvement of €7,666 million compared to the first half of 2021 thanks to the E&P segment and R&M business due to the above-mentioned drivers and also the GGP segment due to a strong performance in the first quarter of the year.

•	Adjusted net result was €3,808 million in the second quarter of 2022, an improvement compared to €929 million in the second quarter of 2021, due to significantly higher results at equity-accounted JVs and associates (up €712 million from the second quarter of 2021) and a better consolidated tax rate. In the first half of 2022 the Group reported an adjusted net result of €7,078 million, up by €5,879 million from the first half of 2021.

•	Review of the Group’s tax rate: the consolidated tax rate was 38.7% in the second quarter of 2022, down by approximately 9 percentage points vs. the second quarter of 2021. In the first half of 2022, the tax rate was lowered to 38.1%. This was mainly driven by the improved tax rate in E&P due to scenario-related effects and a more favorable geographic profit mix reflecting a higher share of taxable income earned in countries with more favorable statutory tax rates. Furthermore, the Group mix of taxable profit improved from a year ago due to a recovery in the profitability outlook of Italian subsidiaries, whereas in 2021 the recognition of deferred tax asset on losses for the period was limited by lower profitability prospects.

Net borrowings and cash flow from operations

IQ		IIQ			IH
2022	(€ million)	2022	2021	Change	2022	2021	Change
3,589	Net profit (loss)	3,819	252	3,567	7,408	1,112	6,296
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,554	- depreciation, depletion and amortization and other non monetary items	1,211	2,810	(1,599)	2,765	4,273	(1,508)
(334)	- net gains on disposal of assets	(110)	(6)	(104)	(444)	(88)	(356)
2,454	- dividends, interests and taxes	2,731	1,088	1,643	5,185	2,135	3,050
(2,605)	Changes in working capital related to operations	(1,235)	(606)	(629)	(3,840)	(1,797)	(2,043)
58	Dividends received by equity investments	247	204	43	305	354	(49)
(1,393)	Taxes paid	(2,271)	(839)	(1,432)	(3,664)	(1,502)	(2,162)
(225)	Interests (paid) received	(209)	(186)	(23)	(434)	(394)	(40)
3,098	Net cash provided by operating activities	4,183	2,717	1,466	7,281	4,093	3,188
(1,364)	Capital expenditure	(1,829)	(1,248)	(581)	(3,193)	(2,387)	(806)
(1,194)	Investments	(73)	(351)	278	(1,267)	(871)	(396)
574	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	330	68	262	904	237	667
(161)	Other cash flow related to investing activities	417	68	349	256	73	183
953	Free cash flow	3,028	1,254	1,774	3,981	1,145	2,836
2,715	Net cash inflow (outflow) related to financial activities	(1,045)	(634)	(411)	1,670	(1,185)	2,855
1,890	Changes in short and long-term financial debt	(2,596)	(265)	(2,331)	(706)	(361)	(345)
(290)	Repayment of lease liabilities	(266)	(226)	(40)	(556)	(445)	(111)
(32)	Dividends paid and changes in non-controlling interests and reserves	(1,681)	(844)	(837)	(1,713)	(844)	(869)
(39)	Net issue (repayment) of perpetual hybrid bond	(48)	1,985	(2,033)	(87)	1,975	(2,062)
9	Effect of changes in consolidation and exchange differences of cash and cash equivalent	70	(14)	84	79	22	57
5,206	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	(2,538)	1,256	(3,794)	2,668	307	2,361
5,606	Adjusted net cash before changes in working capital at replacement cost	5,191	2,797	2,394	10,797	4,757	6,040
IQ		IIQ			IH
2022	(€ million)	2022	2021	Change	2022	2021	Change
953	Free cash flow	3,028	1,254	1,774	3,981	1,145	2,836
(290)	Repayment of lease liabilities	(266)	(226)	(40)	(556)	(445)	(111)
(79)	Net borrowings of acquired companies	(9)	(71)	62	(88)	(241)	153
(149)	Exchange differences on net borrowings and other changes	(273)	101	(374)	(422)	(62)	(360)
(32)	Dividends paid and changes in non-controlling interest and reserves	(1,681)	(844)	(837)	(1,713)	(844)	(869)
(39)	Net issue (repayment) of perpetual hybrid bond	(48)	1,985	(2,033)	(87)	1,975	(2,062)
364	CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	751	2,199	(1,448)	1,115	1,528	(413)
290	Repayment of lease liabilities	266	226	40	556	445	111
(323)	Inception of new leases and other changes	199	(241)	440	(124)	(710)	586
(33)	Change in lease liabilities	465	(15)	480	432	(265)	697
331	CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	1,216	2,184	(968)	1,547	1,263	284

Net cash provided by operating activities for the first half of 2022 was €7.3 billion, an increase of €3.2 billion compared to the first half of 2021, driven by a better scenario in the upstream segment and a strong contribution from R&M business. The cash flow benefitted from trade receivables (€2.7 billion) due in subsequent reporting periods divested to financing institutions, up by approximately €0.6 billion compared to the amount divested at the end of 2021 and slightly higher than the net benefit made in the first half 2021.

The outflow relating to the working capital of approximately €3.8 billion was due to the change in the value of inventory holding accounted for under the weighted-average method in a rising price environment, the build-up of gas inventories and invoice payments for gas supplies. The dividends received by investments mainly related to Vår Energi and Nigeria LNG.

Cash flow from operations before changes in working capital at replacement cost was €10,797 million. This non-GAAP measure includes net cash provided by operating activities before changes in working capital and excluding the following items: inventory holding gains or losses relating to oil and products, the timing difference between gas inventories accounted at weighted average cost and management own measure of performance leveraging inventories to optimize margin, provisions for extraordinary credit losses and charges, and  the fair value of commodity derivatives lacking the formal criteria to be designated as hedges, the first instalment of an Italian one-off windfall tax levied on energy companies for fiscal year 2022, as well as the reclassification as an operating cash flow of a reimbursement of share capital made by an associate.

A reconciliation of cash flow from operations before changes in working capital at replacement cost to net cash provided by operating activities is provided below:

IQ		IIQ			IH
2022	(€ million)	2022	2021	Change	2022	2021	Change
3,098	Net cash provided by operating activities	4,183	2,717	1,466	7,281	4,093	3,188
2,605	Changes in working capital related to operations	1,235	606	629	3,840	1,797	2,043
605	Exclusion of commodity derivatives	(115)	(111)	(4)	490	(269)	759
(713)	Exclusion of inventory holding (gains) losses	(638)	(351)	(287)	(1,351)	(815)	(536)
5,595	Net cash before changes in working capital at replacement cost	4,665	2,861	1,804	10,260	4,806	5,454
11	Provisions for extraordinary credit losses and other items	526	(64)	590	537	(49)	586
5,606	Adjusted net cash before changes in working capital at replacement cost	5,191	2,797	2,394	10,797	4,757	6,040

Organic capex was €3.44 billion, higher than the comparative period in 2021 (up 18%), and included the funding of the CFS (Commonwealth Fusion Systems) venture engaged in developing magnetic fusion. They were fully funded by the adjusted net cash flow.

Cash outflows for acquisitions net of divestments were €0.9 billion (including acquired net finance debt) and related to the acquisition of a 20% stake in the Dogger Bank C offshore wind project in the North Sea, the 100% stake in SKGR company owner of a portfolio of photovoltaic plants in Greece, renewable capacity in the United States as well as a capital contribution to our joint venture Saipem to support a new industrial plan and a financial restructuring of the investee. These outflows were partly offset by the divestment of a stake of the joint venture Vår Energi, with proceeds net to Eni of about €0.5 billion.

Net financial borrowings before IFRS 16 decreased by around €1.1 billion due to the organic free cash flow (approximately €5 billion), partly offset by the payment of the 2021 balance dividends to Eni’s shareholders of approximately €1.5 billion, the €0.2 billion buy-back program, net effect of acquisitions and divestments (€0.9 billion of cash outflow), payments of lease liabilities for €0.6 billion, the payment of the coupon of perpetual subordinated bonds, as well as by the effect of exchange differences and other minor changes on net borrowings (€0.6 billion).

Summarized Group Balance Sheet

(€ million)	Jun. 30, 2022	Dec. 31, 2021	Change

Fixed assets
Property, plant and equipment	54,871	56,299	(1,428)
Right of use	4,401	4,821	(420)
Intangible assets	4,851	4,799	52
Inventories - Compulsory stock	1,307	1,053	254
Equity-accounted investments and other investments	7,300	7,181	119
Receivables and securities held for operating purposes	2,087	1,902	185
Net payables related to capital expenditure	(2,040)	(1,804)	(236)
	72,777	74,251	(1,474)
Net working capital
Inventories	8,820	6,072	2,748
Trade receivables	15,853	15,524	329
Trade payables	(16,202)	(16,795)	593
Net tax assets (liabilities)	(4,835)	(3,678)	(1,157)
Provisions	(11,959)	(13,593)	1,634
Other current assets and liabilities	(4,300)	(2,258)	(2,042)
	(12,623)	(14,728)	2,105
Provisions for employee benefits	(803)	(819)	16
Assets held for sale including related liabilities	5,438	139	5,299
CAPITAL EMPLOYED, NET	64,789	58,843	5,946

Eni's shareholders equity	51,917	44,437	7,480
Non-controlling interest	95	82	13
Shareholders' equity	52,012	44,519	7,493
Net borrowings before lease liabilities ex IFRS 16	7,872	8,987	(1,115)
Lease liabilities	4,905	5,337	(432)
- of which Eni working interest	4,417	3,653	764
- of which Joint operators' working interest	488	1,684	(1,196)
Net borrowings after lease liabilities ex IFRS 16	12,777	14,324	(1,547)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	64,789	58,843	5,946
Leverage before lease liabilities ex IFRS 16	0.15	0.20	(0.05)
Leverage after lease liabilities ex IFRS 16	0.25	0.32	(0.07)
Gearing	0.20	0.24	(0.05)

As of June 30, 2022, fixed assets of €72.8 billion decreased by €1.5 billion from December 31, 2021, due to the reclassification of Eni Angola’s assets as held for sale following the merger agreement signed in March 2022 with BP. Other movements in fixed assets included capital expenditure and acquisitions incurred in the period and positive currency translation differences (the period-end exchange rate of EUR vs. USD was 1.039, down 8.3% compared to 1.133 as of December 31, 2021), partly offset by DD&A (€3,612 million).

Net working capital (-€12.6 billion) increased by €2.1 billion mainly as a result of increased value of oil and product inventories due to the weighted-average cost method of accounting in an environment of rising prices (up €2.7 billion). These were partly offset by the accrual of income taxes for the period of €1.2 billion (net of payments made), as well as by a decrease in other current assets and liabilities (down €2.04 billion) due to fair value changes of derivative instruments.

Shareholders’ equity (€52 billion) increased by approximately €7.5 billion compared to December 31, 2021, due to the net profit for the period (€7.4 billion), positive foreign currency translation differences (about €3.5 billion) reflecting the appreciation of the US dollar vs. the euro as of June 30, 2022, vs. December 31, 2021, partly offset by the negative change in the cash flow hedge reserve of €2.7 billion reflecting trends in gas prices and dividend payments.

Net borrowings1 before lease liabilities as of June 30, 2022, were €7.9 billion, down €1.1 billion from December 31, 2021. Leverage2 – the ratio of the borrowings to total equity calculated before the impact of IFRS 16 - was 0.15 on June 30, 2022, lower than December 31, 2021 (0.20).

Special items

The breakdown of special items recorded in operating profit by segment (net charges of €1,061 million and of €509 million in the first half and in the second quarter, respectively) is as follows:

•	E&P: net charges of €125 million in the first half (net charges of €88 million in the second quarter) mainly related to the impairment of certain assets to align the book value to fair value (€43 million and €35 million in the first half and second quarter, respectively), impairment losses of credits (€27 million in the first half), provisions for redundancy incentive (€17 million in the first half) and risk provision (€7 million in both reporting periods).

•	GGP: net charges of €2,977 million in the first half (€1,069 million in the second quarter) mainly included the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be elected under the own use exemption (charge of €2,874 million and of €831 million in the first half and in the second quarter, respectively) following a noticeable increase in natural gas prices; and the difference between the value of gas inventories accounted for under the weighted-average cost method provided by IFRS and management’s own measure of inventories, which moves forward at the time of inventory drawdown the margins captured on volumes in inventories above their normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (gains of €53 million in the first half and charges of €121 million in the second quarter).

The reclassification to adjusted operating profit of the positive balance of €148 million (€113 million in the second quarter) related to derivative financial instruments used to manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables.

•	R&M and Chemicals: net charges of €122 million (€112 million in the second quarter) and mainly related to environmental charges (€124 million and €110 million in the first half and the second quarter, respectively), the write-down of capital expenditures made for compliance and stay-in-business at certain Cash Generating Units with expected negative cash flows (€103 million and €58 million in the first half and in the second quarter, respectively). These charges were partly offset by the reclassification to adjusted operating profit of the negative balance of €41 million (€34 million in the quarter) related to exchange rate differences and derivatives, an insurance compensation (gains of €23 million) and net gains on disposal of €7 million as well as the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges (gains of €27 million in the first half).

•	Plenitude & Power: net gains of €2,288 million (€879 million in the second quarter) including the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges driven by material increases of natural gas prices.

The other special items in the first half of 2022 were related to: (i) the gain on the share offering of the Vår Energi investee through an IPO and listing at the Norwegian stock exchange; (ii) a charge relating to an Italian windfall tax levied on energy companies for fiscal year 2022 enacted by Law 51/2022; (iii) the alignment to current values of the raw materials and products inventory of the ADNOC refinery.

1 Details on net borrowings are furnished on page 28.

2 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 19 and subsequent.

Other information, basis of presentation and disclaimer

This press release on Eni’s results for the second quarter and the first half of 2022 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (CONSOB Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis.

Results and cash flow are presented for the first and second quarter of 2022, the first half of 2022 and for the second quarter and first half of 2021. Information on the Company’s financial position relates to end of the periods as of June 30, 2022 and December 31, 2021.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

These criteria are unchanged from the 2021 Annual Report on Form 20-F filed with the US SEC on April 8, 2022, which investors are urged to read.

The interim consolidated financial report as at June 30, 2022 prepared in accordance with Italian listing standards, subject to a limited review by the external auditors is due to be published in the first week of August.

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

The manager responsible for the preparation of the Company’s financial reports, Francesco Esposito, declares pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998 that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Disclaimer

This press release contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the impact of the pandemic disease, the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

* * *

Company Contacts

Press Office: Tel. +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

* * *

Eni

Società per Azioni, Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the second quarter and the first half of 2022 results (not subject to audit) is also available on Eni’s website eni.com.

Alternative performance indicators (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks. Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins.

Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating profit and adjusted net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of settled commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Cash flow from operations before changes in working capital at replacement cost

This is defined as net cash provided from operating activities before changes in working capital at replacement cost. It also excludes certain non-recurring charges such as extraordinary credit allowances and, considering the high market volatility, changes in the fair value of commodity derivatives lacking the formal criteria to be designed as hedges, including derivatives which were not eligible for the own use exemption, the ineffective portion of cash flow hedges, as well as the effects of certain settled commodity derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
Second Quarter 2022	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	4,779	(1,083)	1,617	1,019	(239)	(123)	5,970
Exclusion of inventory holding (gains) losses			(625)			(13)	(638)
Exclusion of special items:
environmental charges	2		110		98		210
impairment losses (impairment reversals), net	35		58	3	17		113
impairment of exploration projects
net gains on disposal of assets			(7)				(7)
risk provisions	7				5		12
provision for redundancy incentives		3		69	(2)		70
commodity derivatives		831	3	(949)			(115)
exchange rate differences and derivatives	(9)	113	(34)	(2)			68
other	53	122	(18)		1		158
Special items of operating profit (loss)	88	1,069	112	(879)	119		509
Adjusted operating profit (loss)	4,867	(14)	1,104	140	(120)	(136)	5,841
Net finance (expense) income ⁽ᵃ⁾	(12)	(15)	(19)	(4)	(230)		(280)
Net income (expense) from investments ⁽ᵃ⁾	505	1	166		(10)		662
Income taxes ⁽ᵃ⁾	(2,132)	(30)	(319)	(41)	77	34	(2,411)
Tax rate (%)							38.7
Adjusted net profit (loss)	3,228	(58)	932	95	(283)	(102)	3,812
of which:
- Adjusted net profit (loss) of non-controlling interest							4
- Adjusted net profit (loss) attributable to Eni's shareholders							3,808
Reported net profit (loss) attributable to Eni's shareholders							3,815
Exclusion of inventory holding (gains) losses							(455)
Exclusion of special items							448
Adjusted net profit (loss) attributable to Eni's shareholders							3,808
(a) Excluding special items.

(€ million)
Second Quarter 2021	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	2,269	(311)	(424)	598	(131)	(6)	1,995
Exclusion of inventory holding (gains) losses			(350)			(1)	(351)
Exclusion of special items:
environmental charges	9		41		5		55
impairment losses (impairment reversals), net	(382)		946		5		569
impairment of exploration projects	22						22
net gains on disposal of assets	1		(7)		1		(5)
risk provisions	32		(4)		(1)		27
provision for redundancy incentives	8		8		9		25
commodity derivatives		369	10	(490)			(111)
exchange rate differences and derivatives	(5)	(27)	7				(25)
other	(113)	(7)	(37)		1		(156)
Special items of operating profit (loss)	(428)	335	964	(490)	20		401
Adjusted operating profit (loss)	1,841	24	190	108	(111)	(7)	2,045
Net finance (expense) income ⁽ᵃ⁾	(97)	(1)	2	(1)	(124)		(221)
Net income (expense) from investments ⁽ᵃ⁾	129	1	(2)	(3)	(175)		(50)
Income taxes ⁽ᵃ⁾	(831)	(17)	(35)	(34)	76	1	(840)
Tax rate (%)							47.4
Adjusted net profit (loss)	1,042	7	155	70	(334)	(6)	934
of which:
- Adjusted net profit (loss) of non-controlling interest							5
- Adjusted net profit (loss) attributable to Eni's shareholders							929
Reported net profit (loss) attributable to Eni's shareholders							247
Exclusion of inventory holding (gains) losses							(252)
Exclusion of special items							934
Adjusted net profit (loss) attributable to Eni's shareholders							929
(a) Excluding special items.

(€ million)
First Half 2022	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	9,123	(2,060)	2,279	2,613	(419)	(214)	11,322
Exclusion of inventory holding (gains) losses			(1,388)			37	(1,351)
Exclusion of special items:
environmental charges	2		124		98		224
impairment losses (impairment reversals), net	43	3	103	3	23		175
impairment of exploration projects
net gains on disposal of assets	(2)		(7)				(9)
risk provisions	7				5		12
provision for redundancy incentives	17	3	10	69	7		106
commodity derivatives		2,874	(27)	(2,357)			490
exchange rate differences and derivatives	(14)	148	(41)	(3)			90
other	72	(51)	(40)		(8)		(27)
Special items of operating profit (loss)	125	2,977	122	(2,288)	125		1,061
Adjusted operating profit (loss)	9,248	917	1,013	325	(294)	(177)	11,032
Net finance (expense) income ⁽ᵃ⁾	(115)	(20)	(29)	(7)	(448)		(619)
Net income (expense) from investments ⁽ᵃ⁾	884	2	218	(2)	(60)		1,042
Income taxes ⁽ᵃ⁾	(3,869)	(301)	(324)	(102)	178	51	(4,367)
Tax rate (%)							38.1
Adjusted net profit (loss)	6,148	598	878	214	(624)	(126)	7,088
of which:
- Adjusted net profit (loss) of non-controlling interest							10
- Adjusted net profit (loss) attributable to Eni's shareholders							7,078
Reported net profit (loss) attributable to Eni's shareholders							7,398
Exclusion of inventory holding (gains) losses							(962)
Exclusion of special items							642
Adjusted net profit (loss) attributable to Eni's shareholders							7,078
(a) Excluding special items.

(€ million)
First Half 2021	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	3,665	(240)	(115)	828	(294)	13	3,857
Exclusion of inventory holding (gains) losses			(832)			17	(815)
Exclusion of special items:
environmental charges	9		65		5		79
impairment losses (impairment reversals), net	(376)		970		8		602
impairment of exploration projects	22						22
net gains on disposal of assets	(75)		(13)	(1)	1		(88)
risk provisions	32		(4)		(1)		27
provision for redundancy incentives	15		18	1	22		56
commodity derivatives		215	32	(516)			(269)
exchange rate differences and derivatives	1	56	(2)	(2)			53
other	(74)	(37)	(49)		2		(158)
Special items of operating profit (loss)	(446)	234	1,017	(518)	37		324
Adjusted operating profit (loss)	3,219	(6)	70	310	(257)	30	3,366
Net finance (expense) income ⁽ᵃ⁾	(193)	(4)	(10)	(1)	(263)		(471)
Net income (expense) from investments ⁽ᵃ⁾	219	(2)	(33)	3	(212)		(25)
Income taxes ⁽ᵃ⁾	(1,473)	(11)	(3)	(89)	(77)	(9)	(1,662)
Tax rate (%)							57.9
Adjusted net profit (loss)	1,772	(23)	24	223	(809)	21	1,208
of which:
- Adjusted net profit (loss) of non-controlling interest							9
- Adjusted net profit (loss) attributable to Eni's shareholders							1,199
Reported net profit (loss) attributable to Eni's shareholders							1,103
Exclusion of inventory holding (gains) losses							(581)
Exclusion of special items							677
Adjusted net profit (loss) attributable to Eni's shareholders							1,199
(a) Excluding special items.

(€ million)
IQ 2022	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	4,344	(977)	662	1,594	(180)	(91)	5,352
Exclusion of inventory holding (gains) losses			(763)			50	(713)
Exclusion of special items:
environmental charges			14				14
impairment losses (impairment reversals), net	8	3	45		6		62
net gains on disposal of assets	(2)						(2)
provision for redundancy incentives	17		10		9		36
commodity derivatives		2,043	(30)	(1,408)			605
exchange rate differences and derivatives	(5)	35	(7)	(1)			22
other	19	(173)	(22)		(9)		(185)
Special items of operating profit (loss)	37	1,908	10	(1,409)	6		552
Adjusted operating profit (loss)	4,381	931	(91)	185	(174)	(41)	5,191
Net finance (expense) income ⁽ᵃ⁾	(103)	(5)	(10)	(3)	(218)		(339)
Net income (expense) from investments ⁽ᵃ⁾	379	1	52	(2)	(50)		380
Income taxes ⁽ᵃ⁾	(1,737)	(271)	(5)	(61)	101	17	(1,956)
Tax rate (%)							37.4
Adjusted net profit (loss)	2,920	656	(54)	119	(341)	(24)	3,276
of which:
- Adjusted net profit (loss) of non-controlling interest							6
- Adjusted net profit (loss) attributable to Eni's shareholders							3,270
Reported net profit (loss) attributable to Eni's shareholders							3,583
Exclusion of inventory holding (gains) losses							(507)
Exclusion of special items							194
Adjusted net profit (loss) attributable to Eni's shareholders							3,270
(a) Excluding special items.

Breakdown of special items

IQ		IIQ		IH
2022	(€ million)	2022	2021	2022	2021
14	Environmental charges	210	55	224	79
62	Impairment losses (impairment reversals), net	113	569	175	602
	Impairment of exploration projects		22		22
(2)	Net gains on disposal of assets	(7)	(5)	(9)	(88)
	Risk provisions	12	27	12	27
36	Provisions for redundancy incentives	70	25	106	56
605	Commodity derivatives	(115)	(111)	490	(269)
22	Exchange rate differences and derivatives	68	(25)	90	53
(185)	Other	158	(156)	(27)	(158)
552	Special items of operating profit (loss)	509	401	1,061	324
(16)	Net finance (income) expense	(75)	79	(91)	2
	of which:
(22)	- exchange rate differences and derivatives reclassified to operating profit (loss)	(68)	25	(90)	(53)
(475)	Net income (expense) from investments	8	449	(467)	402
	of which:
	- impairment/revaluation of equity investments		449		402
	- gain on the divestment of Vår Energi	(100)		(432)
133	Income taxes	6	5	139	(51)
194	Total special items of net profit (loss)	448	934	642	677

Profit and loss reconciliation GAAP vs Non-GAAP

Second Quarter					2022	IH
Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results	(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

5,970	(638)	441	68	5,841	Operating profit	11,322	(1,351)	971	90	11,032
(205)		(7)	(68)	(280)	Finance income (expense)	(528)		(1)	(90)	(619)
654		8		662	Income (expense) from investments	1,509		(467)		1,042
46		174		220	. Vår Energi	294		161		455
229		(78)		151	. Adnoc R&T ⁽*⁾	339		(143)		196
(2,600)	183	6		(2,411)	Income taxes	(4,895)	389	139		(4,367)
3,819	(455)	448		3,812	Net profit	7,408	(962)	642		7,088
4				4	- Non-controlling interest	10				10
3,815				3,808	Net profit attributable to Eni's shareholders	7,398				7,078

⁽*⁾ The Adnoc R&T special item is related to the elimination of the stock profit/loss.

Second Quarter					2021	IH
Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results	(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

1,995	(351)	426	(25)	2,045	Operating profit	3,857	(815)	271	53	3,366
(300)		54	25	(221)	Finance income (expense)	(473)		55	(53)	(471)
(499)		449		(50)	Income (expense) from investments	(427)		402		(25)
(321)		402		81	. Vår Energi	(254)		397		143
8		(22)		(14)	. Adnoc R&T ⁽*⁾	20		(69)		(49)
(944)	99	5		(840)	Income taxes	(1,845)	234	(51)		(1,662)
252	(252)	934		934	Net profit	1,112	(581)	677		1,208
5				5	- Non-controlling interest	9				9
247				929	Net profit attributable to Eni's shareholders	1,103				1,199

⁽*⁾ The Adnoc R&T special item is related to the elimination of the stock profit/loss.

	First Quarter 2022
(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

Operating profit	5,352	(713)	530	22	5,191
Finance income (expense)	(323)		6	(22)	(339)
Income (expense) from investments	855		(475)		380
. Vår Energi	248		(13)		235
. Adnoc R&T ⁽*⁾	110		(65)		45
Income taxes	(2,295)	206	133		(1,956)
Net profit	3,589	(507)	194		3,276
- Non-controlling interest	6				6
Net profit attributable to Eni's shareholders	3,583				3,270

⁽*⁾ The Adnoc R&T special item is related to the elimination of the stock profit/loss.

Analysis of Profit and Loss account items

Sales from operations

IQ		IIQ			IH
2022	(€ million)	2022	2021	% Ch.	2022	2021	% Ch.
7,772	Exploration & Production	8,424	4,690	80	16,196	8,921	82
13,410	Global Gas & LNG Portfolio	9,427	3,028	211	22,837	5,943	..
13,052	Refining & Marketing and Chemicals	16,633	9,697	72	29,685	17,584	69
6,219	Plenitude & Power	3,748	2,012	86	9,967	4,742	..
394	Corporate and other activities	466	426	9	860	812	6
(8,718)	Consolidation adjustments	(7,142)	(3,559)		(15,860)	(7,214)
32,129		31,556	16,294	94	63,685	30,788	..

Operating expenses

IQ		IIQ			IH
2022	(€ million)	2022	2021	% Ch.	2022	2021	% Ch.
23,479	Purchases, services and other	23,403	11,857	97	46,882	22,117	112
177	Impairment losses (impairment reversals) of trade and other receivables, net	(12)	(67)	82	165	67	146
793	Payroll and related costs	755	702	8	1,548	1,493	4
36	of which: provision for redundancy incentives and other	70	25		106	56
24,449		24,146	12,492	93	48,595	23,677	..

DD&A, impairments, reversals and write-off

IQ		IIQ			IH
2022	(€ million)	2022	2021	% Ch.	2022	2021	% Ch.
1,557	Exploration & Production	1,254	1,361	(8)	2,811	2,803	0
55	Global Gas & LNG Portfolio	49	39	26	104	74	41
121	Refining & Marketing and Chemicals	129	128	1	250	266	(6)
86	Plenitude & Power	87	64	36	173	122	42
34	Corporate and other activities	34	38	(11)	68	73	(7)
(8)	Impact of unrealized intragroup profit elimination	(8)	(8)		(16)	(16)
1,845	Total depreciation, depletion and amortization	1,545	1,622		3,390	3,322	2
62	Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	113	569	(80)	175	602	(71)
1,907	Depreciation, depletion, amortization, impairments and reversals	1,658	2,191	(24)	3,565	3,924	(9)
25	Write-off of tangible and intangible assets	22	24	(8)	47	29	..
1,932		1,680	2,215	(24)	3,612	3,953	(9)

Income (expense) from investments

(€ million)
First Half 2022	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Group
Share of profit (loss) from equity-accounted investments	578	2	337	(2)	(65)	850
Dividends	127		24			151
Net gains (losses) on disposals	432				2	434
Other income (expense), net	(12)		88		(2)	74
	1,125	2	449	(2)	(65)	1,509

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

Mar. 31, 2022	Change	(€ million)	Jun. 30, 2022	Dec. 31, 2021	Change
29,908	(2,191)	Total debt	27,717	27,794	(77)
6,777	(1,076)	- Short-term debt	5,701	4,080	1,621
23,131	(1,115)	- Long-term debt	22,016	23,714	(1,698)
(13,464)	2,564	Cash and cash equivalents	(10,900)	(8,254)	(2,646)
(6,287)	(17)	Financial assets held for trading	(6,304)	(6,301)	(3)
(1,534)	(1,107)	Financing receivables held for non-operating purposes	(2,641)	(4,252)	1,611
8,623	(751)	Net borrowings before lease liabilities ex IFRS 16	7,872	8,987	(1,115)
5,370	(465)	Lease Liabilities	4,905	5,337	(432)
3,696	721	- of which Eni working interest	4,417	3,653	764
1,674	(1,186)	- of which Joint operators' working interest	488	1,684	(1,196)
13,993	(1,216)	Net borrowings after lease liabilities ex IFRS 16	12,777	14,324	(1,547)
47,466	4,546	Shareholders' equity including non-controlling interest	52,012	44,519	7,493
0.18	(0.03)	Leverage before lease liability ex IFRS 16	0.15	0.20	(0.05)
0.29	(0.04)	Leverage after lease liability ex IFRS 16	0.25	0.32	(0.07)

Pro-forma leverage

(€ million)	Reported measure	Lease liabilities of Joint operators' working interest	Pro-forma measure
Net borrowings after lease liabilities ex IFRS 16	12,777	488	12,289

Shareholders' equity including non-controlling interest	52,012		52,012

Pro-forma leverage	0.25		0.24

Pro-forma leverage is net of followers’ lease liabilities which are recovered through a cash call mechanism.

Consolidated financial statements

BALANCE SHEET

(€ million)
	Jun. 30, 2022	Dec. 31, 2021
ASSETS
Current assets
Cash and cash equivalents	10,900	8,254
Financial assets held for trading	6,304	6,301
Other financial assets	2,689	4,308
Trade and other receivables	19,104	18,850
Inventories	8,820	6,072
Income tax assets	193	195
Other assets	25,627	13,634
	73,637	57,614
Non-current assets
Property, plant and equipment	54,871	56,299
Right of use assets	4,401	4,821
Intangible assets	4,851	4,799
Inventory - compulsory stock	1,307	1,053
Equity-accounted investments	6,091	5,887
Other investments	1,209	1,294
Other financial assets	2,081	1,885
Deferred tax assets	3,545	2,713
Income tax assets	112	108
Other assets	1,449	1,029
	79,917	79,888
Assets held for sale	9,823	263
TOTAL ASSETS	163,377	137,765
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	5,250	2,299
Current portion of long-term debt	451	1,781
Current portion of long-term lease liabilities	835	948
Trade and other payables	21,193	21,720
Income taxes payable	1,179	648
Other liabilities	30,649	15,756
	59,557	43,152
Non-current liabilities
Long-term debt	22,016	23,714
Long-term lease liabilities	4,070	4,389
Provisions for contingencies	11,959	13,593
Provisions for employee benefits	803	819
Deferred tax liabilities	5,651	4,835
Income taxes payable	372	374
Other liabilities	2,552	2,246
	47,423	49,970
Liabilities directly associated with assets held for sale	4,385	124
TOTAL LIABILITIES	111,365	93,246
Share capital	4,005	4,005
Retained earnings	26,818	22,750
Cumulative currency translation differences	10,051	6,530
Other reserves and equity instruments	4,415	6,289
Treasury shares	(770)	(958)
Net profit (loss)	7,398	5,821
Total Eni shareholders' equity	51,917	44,437
Non-controlling interest	95	82
TOTAL SHAREHOLDERS' EQUITY	52,012	44,519
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	163,377	137,765

GROUP PROFIT AND LOSS ACCOUNT

IQ		IIQ		IH
2022	(€ million)	2022	2021	2022	2021
32,129	Sales from operations	31,556	16,294	63,685	30,788
365	Other income and revenues	253	346	618	651
32,494	Total revenues	31,809	16,640	64,303	31,439
(23,479)	Purchases, services and other	(23,403)	(11,857)	(46,882)	(22,117)
(177)	Impairment reversals (impairment losses) of trade and other receivables, net	12	67	(165)	(67)
(793)	Payroll and related costs	(755)	(702)	(1,548)	(1,493)
(761)	Other operating (expense) income	(13)	62	(774)	48
(1,845)	Depreciation, Depletion and Amortization	(1,545)	(1,622)	(3,390)	(3,322)
(62)	Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(113)	(569)	(175)	(602)
(25)	Write-off of tangible and intangible assets	(22)	(24)	(47)	(29)
5,352	OPERATING PROFIT (LOSS)	5,970	1,995	11,322	3,857
1,251	Finance income	2,205	592	3,456	1,831
(1,517)	Finance expense	(2,288)	(956)	(3,805)	(2,105)
(42)	Net finance income (expense) from financial assets held for trading	(49)	11	(91)	19
(15)	Derivative financial instruments	(73)	53	(88)	(218)
(323)	FINANCE INCOME (EXPENSE)	(205)	(300)	(528)	(473)
400	Share of profit (loss) of equity-accounted investments	450	(519)	850	(477)
455	Other gain (loss) from investments	204	20	659	50
855	INCOME (EXPENSE) FROM INVESTMENTS	654	(499)	1,509	(427)
5,884	PROFIT (LOSS) BEFORE INCOME TAXES	6,419	1,196	12,303	2,957
(2,295)	Income taxes	(2,600)	(944)	(4,895)	(1,845)
3,589	Net profit (loss)	3,819	252	7,408	1,112
	attributable to:
3,583	- Eni's shareholders	3,815	247	7,398	1,103
6	- Non-controlling interest	4	5	10	9

	Earnings per share (€ per share)
1.00	- basic	1.08	0.06	2.08	0.30
1.00	- diluted	1.07	0.06	2.07	0.30
	Weighted average number of shares outstanding (million)
3,539.8	- basic	3,536.9	3,572.5	3,538.3	3,572.5
3,547.4	- diluted	3,544.5	3,577.9	3,544.1	3,577.9

COMPREHENSIVE INCOME (LOSS)

	IIQ		IH
(€ million)	2022	2021	2022	2021
Net profit (loss)	3,819	252	7,408	1,112
Items that are not reclassified to profit or loss in later periods	106	25	98	18
Remeasurements of defined benefit plans	71		71
Share of other comprehensive income on equity accounted entities	7	2	1	2
Change in the fair value of interests with effects on other comprehensive income	43	23	41	16
Taxation	(15)		(15)
Items that may be reclassified to profit in later periods	2,240	(786)	1,611	850
Currency translation differences	2,651	(494)	3,522	1,037
Change in the fair value of cash flow hedging derivatives	(641)	(393)	(2,735)	(221)
Share of other comprehensive income on equity-accounted entities	45	(12)	36	(30)
Taxation	185	113	788	64

Total other items of comprehensive income (loss)	2,346	(761)	1,709	868
Total comprehensive income (loss)	6,165	(509)	9,117	1,980
attributable to:
- Eni's shareholders	6,160	(514)	9,106	1,971
- Non-controlling interest	5	5	11	9

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2021		37,493
Total comprehensive income (loss)	1,980
Dividends paid to Eni's shareholders	(857)
Dividends distributed by consolidated subsidiaries	(5)
Issue of perpetual subordinated bonds	2,000
Coupon of perpetual subordinated bonds	(10)
Costs for the issue of perpetual subordinated bonds	(15)
Other changes	(6)
Total changes		3,087
Shareholders' equity at June 30, 2021		40,580
attributable to:
- Eni's shareholders		40,496
- Non-controlling interest		84

Shareholders' equity at January 1, 2022		44,519
Total comprehensive income (loss)	9,117
Dividends paid to Eni's shareholders	(1,522)
Dividends distributed by consolidated subsidiaries	(13)
Coupon of perpetual subordinated bonds	(87)
Net purchase of treasury shares	(212)
Other changes	210
Total changes		7,493
Shareholders' equity at June 30, 2022		52,012
attributable to:
- Eni's shareholders		51,917
- Non-controlling interest		95

GROUP CASH FLOW STATEMENT

IQ		IIQ		IH
2022	(€ million)	2022	2021	2022	2021
3,589	Net profit (loss)	3,819	252	7,408	1,112
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,845	Depreciation, depletion and amortization	1,545	1,622	3,390	3,322
62	Impairment losses (impairment reversals) of tangible, intangible and right of use, net	113	569	175	602
25	Write-off of tangible and intangible assets	22	24	47	29
(400)	Share of (profit) loss of equity-accounted investments	(450)	519	(850)	477
(334)	Gains on disposal of assets, net	(110)	(6)	(444)	(88)
(44)	Dividend income	(107)	(39)	(151)	(66)
(8)	Interest income	(41)	(17)	(49)	(38)
211	Interest expense	279	200	490	394
2,295	Income taxes	2,600	944	4,895	1,845
6	Other changes	(58)	87	(52)	(176)
(2,605)	Cash flow from changes in working capital	(1,235)	(606)	(3,840)	(1,797)
(981)	- inventories	(2,092)	(286)	(3,073)	(890)
(4,701)	- trade receivables	4,554	(228)	(147)	(1,916)
2,738	- trade payables	(3,383)	503	(645)	1,016
(9)	- provisions for contingencies	117	(165)	108	(242)
348	- other assets and liabilities	(431)	(430)	(83)	235
16	Net change in the provisions for employee benefits	39	(11)	55	19
58	Dividends received	247	204	305	354
6	Interest received	7	3	13	15
(231)	Interest paid	(216)	(189)	(447)	(409)
(1,393)	Income taxes paid, net of tax receivables received	(2,271)	(839)	(3,664)	(1,502)
3,098	Net cash provided by operating activities	4,183	2,717	7,281	4,093
(2,770)	Cash flow from investing activities	(1,539)	(1,552)	(4,309)	(3,254)
(1,301)	- tangible assets	(1,771)	(1,183)	(3,072)	(2,276)
	- prepaid right of use		(2)		(2)
(63)	- intangible assets	(58)	(65)	(121)	(111)
(167)	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(3)	(331)	(170)	(331)
(1,027)	- investments	(70)	(20)	(1,097)	(540)
(104)	- securities and financing receivables held for operating purposes	(42)	(42)	(146)	(69)
(108)	- change in payables in relation to investing activities	405	91	297	75
625	Cash flow from disposals	384	89	1,009	306
3	- tangible assets	4	88	7	176
	- intangible assets	12	1	12	1
	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	4	(5)	4	76
	- tax on disposals		(35)		(35)
571	- investments	310	19	881	19
51	- securities and financing receivables held for operating purposes	29	21	80	79
	- change in receivables in relation to disposals	25		25	(10)
2,715	Net change in receivables and securities not held for operating purposes	(1,045)	(634)	1,670	(1,185)
570	Net cash used in investing activities	(2,200)	(2,097)	(1,630)	(4,133)

GROUP CASH FLOW STATEMENT (continued)

IQ		IIQ		IH
2022	(€ million)	2022	2021	2022	2021
128	Increase in long-term debt	1	1,112	129	1,333
(877)	Payment of long-term debt	(2,817)	(1,464)	(3,694)	(1,912)
(290)	Payment of lease liabilities	(266)	(226)	(556)	(445)
2,639	Increase (decrease) in short-term financial debt	220	87	2,859	218
(30)	Dividends paid to Eni's shareholders	(1,490)	(839)	(1,520)	(839)
	Dividends paid to non-controlling interests	(13)	(5)	(13)	(5)
	Reimbursement to non-controlling interest	20		20
(2)	Acquisition of additional interests in consolidated subsidiaries	(3)		(5)
	Net purchase of treasury shares	(195)		(195)
	Issue of perpetual subordinated bonds		1,985		1,985
(39)	Coupon of perpetual subordinated bonds	(48)		(87)	(10)
1,529	Net cash used in financing activities	(4,591)	650	(3,062)	325
9	Effect of exchange rate changes on cash and cash equivalents and other changes	70	(14)	79	22
5,206	Net increase (decrease) in cash and cash equivalents	(2,538)	1,256	2,668	307
8,265	Cash and cash equivalents - beginning of the period	13,471	8,464	8,265	9,413
13,471	Cash and cash equivalents - end of the period	10,933	9,720	10,933	9,720

Capital expenditure

IQ		IIQ			IH
2022	(€ million)	2022	2021	% Ch.	2022	2021	% Ch.
1,080	Exploration & Production ⁽ᵃ⁾	1,489	950	57	2,569	1,806	42
76	of which: - acquisition of proved and unproved properties	77		..	153	13	..
116	- exploration	169	126	34	285	160	78
870	- oil & gas development	1,192	793	50	2,062	1,594	29
3	Global Gas & LNG Portfolio	6	15		9	15	..
92	Refining & Marketing and Chemicals	139	206	(33)	231	333	(31)
68	- Refining & Marketing	103	137	(25)	171	232	(26)
24	- Chemicals	36	69	(48)	60	101	(41)
141	Plenitude & Power	181	76	..	322	160	..
116	- Plenitude	142	69	..	258	135	91
25	- Power	39	7	..	64	25	..
59	Corporate and other activities	22	20	10	81	94	(14)
(2)	Impact of unrealized intragroup profit elimination	1	(1)		(1)	(3)
1,373	Capital expenditure ⁽ᵃ⁾	1,838	1,266	45	3,211	2,405	34

(a) Includes reverse factoring operations.

In the first half of 2022, capital expenditure amounted to €3,211 million (€2,405 million in the half of 2021), increasing by 34% y-o-y, and mainly related to:

- oil and gas development activities (€2,062 million) mainly in the Egypt, United States, Angola, Mexico, the United Arab Emirates, Kazakhstan, Congo, Ivory Coast, Iraq, Italy and Algeria;

- refining activity in Italy and outside Italy (€139 million) mainly relating to the activities to maintain plants’ integrity and stay-in-business, as well as HSE initiatives; marketing activity (€32 million) for regulation compliance and stay-in-business initiatives in the retail network in Italy and in the rest of Europe;

- Plenitude (€258 million) mainly relating marketing initiatives, acquisition of new customers and development activities in the renewable business.

Sustainability performance

		IH
		2022	2021
TRIR (Total Recordable Injury Rate)	(total recordable injury rate/worked hours) x 1,000,000	0.38	0.39
Direct GHG emissions (Scope 1)	(mmtonnes CO₂ eq.)	19.9	19.5
Direct GHG emissions (Scope 1)/operated hydrocarbon gross production (upstream)	(tonnes CO₂ eq./kboe)	20.8	20.2
Direct methane emissions (Scope 1)	(ktonnes CH₄)	28.0	26.9
Volumes of hydrocarbon sent to routine flaring	(billion Sm³)	0.5	0.6
Total volume of oil spills (>1 barrel)	(kbbl)	2.74	3.05
Upstream water reinjection	(%)	58	59

KPIs refer to 100% of the operated assets.

•	TRIR (Total recordable injury rate) of the workforce amounted to 0.38, a decrease compared to the first half of 2021, driven by a better performance reported in the employees.

•	Direct GHG emissions (Scope 1) of the operated assets: 19.9 million tCO2eq., slightly increasing compared to the first half of 2021, due to the higher operating activities, mainly in the Power and GGP businesses.

•	Direct GHG emissions (Scope 1)/operated hydrocarbon gross production (upstream): 20.8 tCO2eq./kboe, increasing compared to the same period of 2021 due to different operating conditions and lower production level.

•	Direct methane emissions (Scope 1): a slight increase from the first half of 2021 to 28 ktonnes CH4 reflecting the direct GHG emissions trend.

•	Volumes of hydrocarbon sent to routine flaring of 0.5 billion Sm3, a decrease from the first half of 2021.

•	Total volume of oil spills: down by over 10% compared to the first half of 2021. The reduction in the upstream operating activities was partly offset by higher spills from sabotage, in Nigeria, where the installation program of the proprietary e-vpms technology (Eni Vibroacoustic Pipeline Monitoring System) is ongoing, aimed at the detection of vibro-acoustic variations in the pipelines and in the transported fluid.

•	Upstream water reinjection decreased from the first half of 2021 due to non-strategic production assets razionalization.

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

IQ			IIQ		IH
2022			2022	2021	2022	2021
1,654	Production of oil and natural gas ⁽ᵃ⁾⁽ᵇ⁾	(kboe/d)	1,578	1,597	1,616	1,650
84	Italy		82	65	83	82
213	Rest of Europe		179	172	196	205
238	North Africa		269	247	254	260
355	Egypt		351	371	353	363
283	Sub-Saharan Africa		282	293	282	301
163	Kazakhstan		108	147	135	150
181	Rest of Asia		173	169	177	158
124	Americas		124	116	124	114
13	Australia and Oceania		10	17	12	17
135	Production sold ⁽ᵃ⁾	(mmboe)	134	137	270	277

PRODUCTION OF LIQUIDS BY REGION

IQ			IIQ		IH
2022			2022	2021	2022	2021
780	Production of liquids	(kbbl/d)	740	779	760	797
37	Italy		36	23	37	34
127	Rest of Europe		99	114	113	128
112	North Africa		126	125	119	128
79	Egypt		80	96	79	82
176	Sub-Saharan Africa		187	188	181	190
112	Kazakhstan		75	100	94	101
78	Rest of Asia		75	75	76	76
59	Americas		62	58	61	58
-	Australia and Oceania		-	-	-	-

PRODUCTION OF NATURAL GAS BY REGION

IQ			IIQ		IH
2022			2022	2021	2022	2021
4,638	Production of natural gas	(mmcf/d)	4,447	4,339	4,542	4,531
248	Italy		241	220	244	254
460	Rest of Europe		427	309	443	411
673	North Africa		758	652	716	702
1,466	Egypt		1,439	1,463	1,453	1,492
565	Sub-Saharan Africa		508	557	536	590
270	Kazakhstan		173	249	221	262
546	Rest of Asia		518	498	532	436
342	Americas		328	305	335	296
68	Australia and Oceania		55	86	62	88

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of hydrocarbons consumed in operation (117 and 108 kboe/d in the second quarter of 2022 and 2021, respectively, 116 and 111 kboe/d in the first half of 2022 and 2021, respectively, and  115 kboe/d in the first quarter of 2022).

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